PROXY MEMORANDUM

Report on Benefits of Adopting Renewable Energy Targets

Kroger Company Annual Meeting June 22, 2017

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Company

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow urges shareholders to vote FOR Item #6

SUMMARY

The Kroger Company is the 3rd largest global retailer, exceeding $109 billion in revenue. Based on its 2016 Carbon Disclosure Project (CDP) reporting, Kroger’s greenhouse gas emissions are larger than the emissions of nearly one hundred countries.1 Investors are concerned that Kroger is not adequately addressing its globally significant carbon emissions. To mitigate carbon risk, reduce costs, and add long term value, a growing number of corporations are sourcing their own renewable energy, forty-nine of which have committed to move toward 100% renewable energy sourcing. In contrast to its peers, Kroger Corporation continues to make little significant forward progress on reducing the scope and intensity of its carbon emissions or in improving shareholder value through renewable energy adoption. This shareholder resolution requests Kroger take a first step toward renewable energy adoption by assessing the climate change risk reduction benefits of adopting renewable energy targets. Proponents urge a “Yes” vote on the proposal.

RESOLVED CLAUSE: Shareholders request Kroger produce a report assessing the climate change risk reduction benefits of adopting quantitative, enterprise-wide targets for increasing its renewable energy sourcing. The report should be produced at reasonable cost and exclude proprietary information.

Supporting Statement: Shareholders request the report also include discussion of the business risk Kroger faces from climate change; the potential for renewable energy procurement to reduce such risk; and options for increasing renewable energy adoption.

1 2016 Sustainability Report: Improving Today to Protect Tomorrow, (Kroger Corporation, 2016), p.81, http://sustainability.kroger.com/pdfs/kroger-2016-csr.pdf. (emissions data); “International Energy Statistics,” U.S. EIA, accessed May 26, 2017, http://www.eia.gov/cfapps/ipdbproject/IEDIndex3.cfm?tid=90&pid=44&aid=8.| Raw data, sorted, based on 2014 emissions, the most recent year of data available, to show all countries below 6.6 million mtCO2e

RATIONALE FOR YES VOTE

1.
Climate change poses risks to Kroger that remain insufficiently addressed; increasing renewable energy adoption will reduce those risks and benefit the company. Despite commitments to sustainability, Kroger's carbon footprint remains enormous and the Company's actions to address its climate impact have been meager in comparison to other companies. Accelerating renewable energy adoption offers the Company an important means by which it can reduce risk and protect shareholder value into the future.

2.
Kroger significantly trails peers on reducing climate impacts and renewable energy adoption. Kroger’s carbon emissions have continued to rise since 2012, its carbon reduction measures have been anemic, and Kroger’s renewable energy adoption is negligible compared to its peers. The Company’s lack of substantial action on this issue suggests Kroger’s underestimates the serious risks its environmental underperformance poses to the Company’s reputation, relevance, and ongoing competitiveness.

3.
Kroger fails to disclose information allowing shareholders to assess how, or whether, the Company is adequately addressing carbon risk or developing a renewable energy portfolio into the future. The Company’s recent Sustainability and Carbon Disclosure Project (CDP) reporting remain confusing and unclear, providing data with moving baselines and targets that, while appearing to be significant, actually encompass only slight improvements. The only discussion of future renewable energy adoption is a statement that three Fry’s stores will be adopting solar.

DISCUSSION

1.	Climate change poses risks to Kroger that remain insufficiently addressed; increasing renewable energy adoption will reduce those risks and benefit the company.

In contrast to most companies today, neither Kroger’s 2017 annual report, nor its proxy statement mention climate change, climate risk, or consider the risk related to its energy sourcing. In contrast, retailers like Walmart, Target,2 and Costco have recognized the material costs that climate change has on their business. In Costco’s 2016 10-K, Costco acknowledged that “climate change could affect our ability to procure needed commodities at cost and in quantities we currently experience.”3

Kroger’s carbon-equivalent emissions (CO2e or “carbon”) are increasing.4 As its absolute emissions increase, its carbon risk increases, creating escalating risks to shareholders and the potential for limiting of future returns. Customers are increasingly preferential to companies that are pro-active on climate and on measures such as renewable energy adoption; in choosing companies at which to shop, environmental reputation matters. Regulatory risk also increases for companies that are not proactive. State and local governments, which bear the brunt of climate impacts are increasingly adopting carbon reduction measures. As climate impacts increase, the likelihood of more stringent regulations increases. Kroger’s significant contributions to global warming also amplify risk factors for physical assets and supply chain access.5 From heat waves, to stronger and more frequent storms, to greater numbers of pests and droughts, Kroger’s own plant, operations, and employees are subject to these types of harms. Kroger’s worldwide supply chains, which are often less resilient, are increasingly at risk of disruption from climate change.

2 Fred Bedore, “How We’re Staying On Track to Fight Climate Change,” Wal-Mart Stores, Inc., February 16, 2017, http://blog.walmart.com/sustainability/20170216/how-were-staying-on-track-to-fight-climate-change; Climate Change 2016 Information Request Target Corporation, (CDP, May 17, 2016), section 2.2a, https://corporate.target.com/_media/TargetCorp/csr/pdf/CDP-Response-ClimateChange-2015.pdf.
3 2016 10-K, (Costco Wholesale Corporation, 2016), p.12, http://investor.costco.com/mobile.view?c=83830&v=200&d=3&id=9848129.
4 see: Kroger Sustainability Reports 2013 to 2016, GRI Sustainability Disclosure Database. Available at: http://database.globalreporting.org/organizations/4022/ | Kroger’s emissions have increased from approximately 6.1 million to 6.6 million mtCO2e between 2012 and 2015
5 Richard Gledhill et al., Business-not-as- usual: Tackling the impact of climate change on supply chain risk. (PwC, 2013), http://www.pwc.com/gx/en/governance-risk-compliance-consulting-services/resilience/publications/pdfs/issue3/business_not_as_usual.pdf.

Proactively managing carbon risk yields improved financial performance according to research from CDP—when corporations track, manage, and reduce carbon impacts, various financial indicators improve, including improved return on equity, stronger dividends, lower earnings volatility, reduced emissions, and reduced regulatory risk.6 The same report identifies business benefits of carbon reduction through renewable power including power price certainty, responsiveness to customer demand for low carbon solutions, and reduced overhead.

Benefits of installing renewable energy include permanent energy price stability, enhanced reputation among customers, and reduced regulatory uncertainty from climate change regulations that are likely to impact operations and/or future fossil fuel energy costs. It comes as no surprise that major brands including Whole Foods, GM, Coca-Cola, Walmart, Nestle, Nike, Johnson & Johnson, and Starbucks have made commitments toward 100% Renewable Energy.7 The Executive Chairman of Google, Eric Schmidt, explained: “Much of corporate America is buying renewable energy [...] not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way.”8

2.	Kroger, which generates large carbon emissions, significantly trails its peers on reducing climate impacts and renewable energy adoption.

Kroger is significantly behind other companies in addressing and meaningfully curbing carbon emissions, reducing its carbon footprint, and adopting renewable energy. Kroger’s management appears to be taking slow and relatively minor action in response to climate change imperatives—in contrast to peers that are setting records on renewable energy installation. In fact, Kroger’s Scope 1 & 2 emissions to gross energy consumption (its carbon efficiency) has become more inefficient since 2012.9 By comparison, Kroger’s competitor Walmart decreased its emissions in 2015 and lowered its emissions per megawatt to 20% below that of Kroger while increasing the number of locations.10 Alarmingly, Kroger fares even worse when considering its carbon intensity,11 which totals 32.9 metric tons CO2e per 1,000 sq. ft. In comparison, Target reports a carbon intensity of 10.4 metric tons CO2e per 1,000 sq. ft—more than 3 times lower Kroger’s carbon intensity.12

6 Climate action and profitability: CDP S&P 500 Climate Change Report 2014, (CDP, 2014), https://www.starwoodhotels.com/Media/PDF/Corporate/CDP-SP500-climate-report-2014.pdf.
7 “The Companies,” RE100, accessed May 26, 2017, http://there100.org/companies.
8 “Google's commitment to sustainability,” Google Green Blog, Sept 24, 2014, http://googlegreenblog.blogspot.com/2014/09/googles-commitment-to-sustainability.html.
9 Climate Change 2016: Information Request Kroger Corporation, (CDP, 2016), https://www.cdp.net/sites/2016/31/10331/Climate Change 2016/Pages/DisclosureView.aspx. | Kroger’s energy consumption in 2012 and 2015 were, respectively, 7.38 million MWh and 7.73 million MWh, and its emissions were 6.1 and 6.6 million mtCO2e between 2012 and 2015. This represents an energy efficiency of 0.83 vs. 0.85 mtCO2e/MWh between 2012 and 2015
10 “Walmart Unit Counts and Square Footage,” Wal-Mart Stores, Inc., Q4 Fiscal Year 2014 and Q4 Fiscal Year 2015, http://stock.walmart.com/investors/financial-information/unit-counts-and-square-footage/default.aspx; Climate Change 2016 Information Request: Wal-Mart Stores, Inc., (CDP, 2016), https://www.cdp.net/sites/2016/02/20402/Climate Change 2016/Pages/DisclosureView.aspx. | Wal-Mart’s emissions per megawatt were 0.66 mtCO2e/MWh, Wal-Mart’s Scope 1 & 2 emissions were 21 million mtCO2e, and its power consumption was 31.5 million MWh
11 Kroger at times interchanges “carbon footprint” with “carbon intensity.” Carbon intensity is defined as the average emission rate of carbon (or carbon equivalents) relative to the intensity of a specific activity. In this paper we refer to carbon intensity in reference to square foot of operations.
12 Climate Change 2016: Information Request Target Corporation, (CDP, 2016), section 12.4. | Target reports 0.01042 metric tons CO2e per sq. ft., which equals 10.4 metric tons CO2e per 1000 sq. ft.

With regard to renewable energy, Kroger again falls significantly below its peers. Walmart has made a commitment to source 100% of its power from renewables, joining 94 other companies, including Whole Foods Market, IKEA, GM, and Starbucks.13 Kroger, has made no such commitment and has instead introduced renewable power at only 12 of its 3,656 stores, plants, and distribution centers—a strikingly low 0.3% (see chart). This is especially minimal compared to Target and Walmart as set forth below:

	Total properties	Properties powered by renewables	Percent of properties	Renewable power produced (MWh)
Walmart	11,723[14]	> 1,400[15]	>11.9%	450,810[16]
Target	1,838[17]	193[18]	10.5%	62,174[19]
Kroger	3,656[20]	12[21]	0.3%	9,991[22]

At present Walmart and Target use renewables at over 10% of their locations (see chart), which in relative percentages is more than 35 times greater than that of Kroger.23

13 “The Companies,” RE100.
14 “Unit count information as of April 30, 2017,” Wal-Mart Stores, Inc., accessed May 26, 2017, http://stock.walmart.com/investors/financial-information/unit-counts-and-square-footage/default.aspx.
15 Walmart: 2016 Global Responsibility Report, (Wal-Mart Stores, Inc., 2016), p.63.
16 Climate Change 2016: Information Request: Wal-Mart Stores, Inc., (CDP, 2016), section 11.5.
17 “Corporate Fact Sheet,” Target Corporation, accessed May 26, 2016, https://corporate.target.com/press/corporate.
18 2016 Target Corporate Social Responsibility Report, (Target Corporation, 2016), p.20, https://corporate.target.com/_media/TargetCorp/csr/pdf/2015-Corporate-Social-Responsibility-Report.pdf - page=7.
19 Climate Change 2016: Information Request Target Corporation, (CDP, 2016), section 11.5, https://www.cdp.net/sites/2016/20/18320/Climate Change 2016/Pages/DisclosureView.aspx.
20 “Investor Relations,” Kroger Corporation, accessed May 26, 2016.
21 2016 Sustainability Report: Improving Today to Protect Tomorrow, (Kroger Corporation, 2016), p.57.
22 Climate Change 2016: Information Request Kroger Corporation, (CDP, 2016), section 11.5, https://www.cdp.net/sites/2016/31/10331/Climate Change 2016/Pages/DisclosureView.aspx.
23 e.g. Walmart’s 11.9% adoption of renewables is 39.7 times larger than Kroger’s 0.3% adoption

3.	Kroger fails to disclose information allowing shareholders to assess how, or whether, the Company is adequately addressing carbon risk or developing a renewable energy portfolio into the future.

Kroger’s recent CDP reporting remains confusing and unclear, providing data with moving baselines and targets that, while appearing to be significant, actually encompass relatively small improvements. While any reduction effort by the Company is laudable, the Company’s “40%” energy reduction goal for 2020 (announced in 2016) relies on a 17 year old baseline and not the current year. This new goal will therefore only reduce the Company’s energy use by 3%, in total, between 2016 and 2020, an anemic 0.75% a year—of which, the Company appears to have accomplished 0% reductions in the current reporting year.24

Similarly, Kroger’s 2020 goal of improving transportation fuel efficiency by 20% is little different from business-as-usual given current fuel economy standards. Kroger’s improvement goal tracks federal emissions requirements that require a 20% increase in fuel efficiency of heavy vehicles by 2020.25 Kroger’s fuel efficiency goal appears to simply follow the Company’s vehicle replacement schedule.

Lastly, the Company’s reporting on renewable energy describes 12 renewable energy projects it has implemented, but does not provide a cohesive, enterprise-wide renewable energy adoption program. Apart from renewable energy credits (RECs), the only other renewable energy discussed in Kroger’s most recent CDP report is the Company’s use of landfill sourced LNG and Kroger’s single biogas digester system, the carbon offsets of which, while important, are still insignificant against the billions of pounds of carbon resulting from Kroger’s massive energy consumption.

Consistently higher caliber reporting from Kroger would assist shareholders in understanding the impact of its carbon reduction measures and in comparing them to other retail competitors. In both 2015 and 2016, rather than providing clear future-oriented reduction goals, Kroger identified goals with prior year baselines that the company had nearly accomplished, inflating the perceived future accomplishment. Although the Company’s efforts in previous years are steps in the right direction, this recent practice of moving goal posts back every reporting year confuses shareholders and likely decreases Kroger’s impetus to determine a meaningful way forward in achieving significant carbon reduction and renewable energy development.

The reporting requested by this proposal, a study considering the feasibility of Kroger’s adopting a renewable energy target, is an important first step in assuring investors that our company is working to effectively remedy its climate risk.

24 Climate Change 2016: Information Request Kroger Corporation, (CDP, 2016), section 3.1a, Abs1 and section 3.1e, Abs1; “Our goal is to build on our current energy savings and continue to reduce an additional 5% consumption by the end of 2020,” Kroger 2016 Sustainability Report, (Kroger Corporation, 2016), p.54; 2015 Sustainability Report, (Kroger Company, 2015), p.48, http://static.globalreporting.org/report-pdfs/2015/1ae742d64b8712edee81f40e8a66fc47.pdf | Kroger will reduce 40% of 4.9 million MWh that was used in year 2000 for a total reduction of 1.96 million MWh by 2020. Of which, Kroger has already completed 87.5% of this goal or 1.7 million MWh, leaving only 243,766 MWh to cut between 2016 and 2020. In the current reporting year, Kroger used 7,734,010 MWh; therefore, Kroger will reduce its energy consumption by 243,765.6 / 7,734,010 = 0.032, or 3.2%. In the last reporting year (2015) Kroger accomplished 100% of a 35% reduction from 2000, which is a reduction of 1.7 million MWh over 15 years (35% of 4.9 million MWh). Since Kroger has already reduced 1.7 million MWh in the previous reporting year, Kroger has in fact accomplished no energy reductions to meet its goals in the current reporting year.
25 2017 and Later Model Year Light-Duty Vehicle Greenhouse Gas Emissions and Corporate Average Fuel Economy Standards, (EPA, 2012), 40 CFR 85, 86, 600; “EPA and NHTSA Propose Greenhouse Gas and Fuel Efficiency Standards for Medium- and Heavy-Duty Trucks: By the Numbers,” EPA-420-F-15-903, 2015, https://www.nhtsa.gov/sites/nhtsa.dot.gov/files/by-the-numbers.pdf. | CAFE Phase 1 regulations require improvements of about 16% by 2018, based on a 2010 baseline; Phase 2 require a 27% improvement from Phase 1 by 2027. Therefore, a 39% increase must occur between 2010 and 2027, or roughly 2.3% per year, which makes 16% + 2.3%*(2) = 20.6% by 2020

RESPONSE TO KROGER OPPOSITION STATEMENT

1.	Targeted efforts over the past 10 years have “resulted in a nearly 10% intensity reduction...”

While a 10% carbon intensity reduction over 10 years is a step in the right direction, much more substantial reductions are necessary for Kroger to reduce its carbon-related regulatory risk and maintain its competitiveness against innovative peers. Kroger’s reported carbon intensity of 32.9 metric tons per 1,000 sq. ft. is significantly larger than the carbon intensity of its peers. Notably, Walmart reports a carbon intensity of 18.3 metric tons of carbon equivalent (tCO2e) per 1,000 sq. ft. of retail space, which is half that of Kroger’s,26 and Target reports a carbon intensity of 10.4 tCO2e per 1,000 sq. ft. (at its U.S. locations), which is a third that of Kroger’s.27 If Kroger were to catch up to Walmart or Target at Kroger’s prior pace of reduction—10% over 10 years—it would take over 58 years to reach Walmart’s current carbon intensity and at least 115 years to catch up with Target.28 Further, Walmart plans to increase its renewables usage by 600% and Target will have installed solar power at over 300 locations (representing a third of its stores),29 leaving Kroger very, very far behind its peers.

	Carbon Intensity (tCO2e/1,000sq.ft.)	Years to Catch-up (at Kroger’s current pace)
Kroger	32.9
Walmart	18.3	58.4
Target	10.4	114.6

2.	“We are actively working to do more in both the short- and long-term,” with regard to renewable energy adoption at our “Turkey Hill Dairy” and “ten Kroger stores.”

Kroger’s entry into renewable energy at a dozen locations, while a start, contributes only 0.1% of total energy consumed by Kroger’s operations.30 Kroger offers no substantive discussion of how it plans to expand its renewable capacity beyond this dozen stores and the three additional Fry’s locations at which it hopes to install solar power.31 By comparison, Walmart has installed solar power on over 1,400 locations and currently supplies at least 10 times the renewable power of Kroger.32 Walmart also plans to increase its renewable energy usage by 600% over the next 4 years, which puts Walmart on track to achieve its goal of 100% renewable energy usage.33 Similarly, Target has installed solar power at 193 locations, with a goal of reaching a total of 500 locations by 2020; Target also currently supplies 10 times the renewable energy of Kroger.34

26 Climate Change 2016: Information Request Wal-Mart Stores, Inc., (CDP, 2016), section 12.3.
27 Climate Change 2016: Information Request Target Corporation, (CDP, 2016), section 12.4.
28 Found by using the compound interest formula, e.g. for Walmart: 32.9*(1 - 0.01)x = 18.3, where (x) is the number of required years and (0.01) is a 1% reduction per year from 10% over 10 years. Calculated as (# required years) = [LOG(18.3/32.9)] / LOG(0.99)
29 Climate Change 2016: Information Request Wal-Mart Stores, Inc., (CDP, 2016), section 3.1d; 2016 Target Corporate Social Responsibility Report, (Target Corporation, 2016), p.20.
30 Climate Change 2016: Information Request Kroger Corporation, (CDP, 2016), section 11.5 | 9,991 MWh renewables vs. 7,734,011 MWh total energy consumed
31 Kroger Sustainability Report 2016, (Kroger Corporation, 2016), p.57.
32 Walmart: 2016 Global Responsibility Report, (Wal-Mart Stores, Inc., 2016), p.63; Climate Change 2016 Information Request: Wal-Mart Stores, Inc., (CDP, 2016), section 11.5.
33 Climate Change 2016 Information Request: Wal-Mart Stores, Inc., (CDP, 2016), section 3.1d & 2.2a.
34 2016 Target Corporate Social Responsibility Report, (Target Corporation, 2016); Climate Change 2016: Information Request Target Corporation, (CDP, 2016), section 11.5.

3.	“Kroger will reduce cumulative energy consumption by 40% by 2020, using 2000 as a baseline year.”

As discussed above, the use of a 17 year-old baseline makes Kroger’s 40% reduction statement misleading to shareholders. By 2016, when the target was adopted, Kroger had already accomplished 87.5% of the new energy reduction goal. Using this goal, Kroger will reduce cumulative energy consumption between 2016 and 2020 by slightly more than 3%, not 40%.35 Similarly, in Kroger’s 2015 reporting, it used the same mechanism to announce accomplishments during the then-current reporting year that the Company had completed in previous years.36 Kroger’s habit of moving the goal posts back every reporting year is confusing and tends to obscure the actual future goals the Company has put in place to reduce its energy use.

4.	“Kroger will improve transportation efficiency by 20% by 2020, using 2010 as a baseline year.”

Kroger is not required to make any meaningful changes to business-as-usual in order to meet its 2020 transportation efficiency goal. The Company’s transportation efficiency goal generally tracks federal vehicle emissions reduction requirements that require a 20% increase in the fuel efficiency of heavy vehicles by 2020. Kroger’s fuel efficiency goal is easily accomplished by the Company’s regular vehicle replacement schedule.

CONCLUSION

The reporting requested by this proposal provides a first important step toward Kroger’s adoption of greater renewable energy resources as a means of reducing climate risk and accruing benefits that will add to the company’s value. Kroger’s current slow pace of carbon reduction suggests a failure to recognize the serious risks this underperformance poses to the Company’s reputation, brand, regulatory compliance costs, supply chain success, and ongoing competitiveness with more efficient, environmentally conscious peers. With supply chains that stretch across the globe, Kroger’s operations are extremely vulnerable to the risks of climate change. The Company has made little headway since the last four carbon-related proposals, which garnered an average of nearly 36% support from shareholders. Proponents request a “YES” vote on this proposal.

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

35 See note 23
36 ibid.